June 6, 2008
BY HAND AND BY EDGAR
Mr. Kyle Moffatt
Accountant Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	DigitalGlobe, Inc.
Registration Statement on Form S-1 (File No. 333-150235)
Dear Mr. Moffatt:
               On behalf of DigitalGlobe, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement on Form S-1 filed with the Commission on April 14, 2008.
               The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 14, 2008 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.
               Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.
General
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, the size of the offering, and selling shareholder information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company will include the information identified in this Comment in a subsequent amendment to the Registration Statement before it circulates a preliminary prospectus. The Company notes that the Staff may have additional comments and will provide this information with ample time for the Staff to review it.

2.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

The Company will furnish the Staff a statement that the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA as soon as practicable. The Company will request that FINRA call the examiner when FINRA issues its “no-objections” letter, prior to the effectiveness of this registration statement.

3.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, we remind you to provide us with sufficient time to review any additional requests for confidential treatment you may be submitting in connection with the filing of your exhibits.

In response to the Staff’s Comment, the Company filed certain additional exhibits to the Registration Statement, and will file additional exhibits to the Registration Statement, including the underwriting agreement and the legality opinion, in subsequent amendments. The Company notes that the Staff may have additional comments and will provide these exhibits with ample time for the Staff to review. No supplemental requests for confidential treatment are expected.

4.	If you intend to insert graphics into your prospectus, please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation

Finance’s “Current Issues and Rulemaking Projects Outline.”
Copies of all artwork to be contained in the prospectus are submitted to the Staff supplementally as Annex A. The Company notes that the Staff may have comments that could result in revisions to the Company’s artwork.
Prospectus Summary, page 1
5.	We encourage you to reduce the length of your summary disclosure. For example, consider reducing the discussions of your market opportunity, competitive strengths and strategy, which you have largely repeated verbatim from the Business section.

The disclosure on pages 1 to 3, in particular the market opportunity, competitive strengths and strategy sub-sections, has been revised in response to the Staff’s Comment to provide information that is a more concise summary of information that appears elsewhere in the prospectus.

6.	Please balance your summary by briefly discussing the most material challenges and risks facing your company. For example, consider highlighting your reliance on your relationship with the U.S. government for the majority of your revenues, challenges associated with your planned mid-2009 satellite launch and competitive pressures.

The disclosure on pages 3 and 4 has been revised in response to the Staff’s Comment to balance the prospectus summary by briefly discussing the most material challenges and risks that the Company faces.

7.	We note your statement that you are “a leading global provider of commercial high resolution earth imagery solutions.” Disclose the basis for your statement and the measure you are using.

The Company’s statement that it is “a leading global provider of commercial high resolution earth imagery products and services” is based on the following measures:
•	daily imagery collection capacity;

•	the size of the Company’s imagery archive; and

•	revenue for the 12 month period ended March 31, 2008.
The Company is submitting to the Staff supplementally as Annex B independent third-party support for each of these measures.

8.	Where you disclose your revenue growth rate and 2007 revenue and net income before income tax, please also disclose your accumulated deficit.

The disclosure on page 1 has been revised in response to the Staff’s Comment.

9.	We note your references to the following customers in your summary: the U.S. government (“NGA”); Google; Microsoft; Garmin; and Navteq. When you name specific customers, you should also provide disclosure addressing their significance to you. Indicate here and in the Business section of your prospectus the percentage of your revenues each of the identified customers represent.

NGA is the only customer that accounted for more than 10% of the Company’s revenue in 2007 and for the first three months in 2008. As required under Item 101(c)(1)(vii) of Regulation S-K, the Company has disclosed this fact on page 32. In addition, the Company has disclosed the percentage of the Company’s revenue attributed to NGA on pages 3 and 9 and has revised its disclosure on page 32 to also include this information. As permitted by Item 101(c)(1)(vii) of Regulation S-K, the Company has also included the names of other customers that it believes are representative of key growth segments and opportunities within its commercial business. The Company does not believe that the loss of any one of these customers would have a material adverse effect on the Company and its subsidiaries taken as a whole, nor does the Company believe that inclusion of this list of representative customers is misleading to investors.

10.	We note your use throughout the prospectus of the marketing term “solutions” to describe your business. It is not clear what you mean when you state that you provide “solutions.” Instead, please revise to discuss your business operations using concrete terms such as “services” or “products” so that it is clear what services or products you provide.

In response to the Staff’s Comment, the disclosure throughout the Registration Statement has been revised to use the terms “products and services,” rather than “solutions.”
Summary Consolidated Financial Data, page 6
Other Data, page 7
11.	Refer to your disclosures regarding management’s use of your measure labeled as Adjusted EBITDA as a key measure to evaluate profitability and operating performance as well as economic returns. Disclose in more detail why you believe your measure labeled as Adjusted EBITDA is a useful indicator of operating performance. Specifically, since capital items are necessary to enable you to generate revenues, and since you operate in a capital-intensive business, it is unclear how a financial measure that omits depreciation could be a relevant and useful measure of operating performance. Additionally, it is unclear how a metric is a useful measure of operating performance when it omits the following recurring items or items that can be expected to recur:
•	“Other income (expense), net”

•	“Loss on disposal of assets”

•	“Restructuring”

•	“Loss on early extinguishment of debt”

•	“Non-cash stock compensation expense”
Avoid a mere conclusion that the measure is “particularly important in a capital intensive-industry such as (y)ours.” Rather, explain in clear language what the particularly important information is and how it is used. Also, clearly explain the items excluded from your non-GAAP performance measure, and discuss why management believes it is relevant and useful to exclude those items.

The disclosure on pages 7 and 8 has been revised in response to the Staff’s Comment.
Risk Factors, page 9
12.	Several of your risk factor captions merely state a fact, highlight an uncertainty or allude to the risk. See, for example, “We may encounter program delays in connection with the construction, launch and operational commissioning of WorldView-2” on page 12. Please ensure that each risk factor caption reflects the risk that results from the fact or uncertainty.

The disclosure on pages 9, 12, 13, 14, 17 and 18 has been revised in response to the Staff’s Comment to ensure that each risk factor caption reflects the risk that results from the fact or uncertainty.
Failure to obtain or maintain regulatory approvals, page 10
13.	So that investors may assess the likelihood and severity of the risks you identify here, please expand your disclosure here or in the Regulation section on pages 54 to 55 to discuss how the regulations you describe have materially affected your business to date or are reasonably likely to materially affect or limit your business development and initiatives, such as the DAP program, in the future.

The disclosure on page 11 has been revised in response to the Staff’s Comment.

Our amended and restated certificate of incorporation contains provisions that permit redemption of our stock, page 20
14.	Expand your disclosure in the Regulation section on pages 54 to 55 to provide additional insight into the prescribed stockholder qualifications on your governmental licenses and registrations that could lead to a redemption.

The disclosure on page 61 has been revised in response to the Staff’s Comment.
Use of Proceeds, page 22
15.	Please disclose the estimated costs necessary to complete the construction and launch of WorldView-2 and the amount of proceeds to be used for this purpose. Also discuss the nature of the other capital expenditures and quantify any commitments for such other capital expenditures. Alternatively, provide a cross-reference to the applicable disclosure in your MD&A.

The disclosure on page 23 has been revised to eliminate other capital expenditures as an intended use of proceeds, as the Company does not have any identified capital expenditures that it intends to fund from the proceeds of the offering other than the estimated costs necessary to complete the construction of its WorldView-2 satellite. The disclosure has also been revised in response to the Staff’s Comment by cross referencing to the applicable disclosure with respect to the estimated costs necessary to complete the construction and launch of WorldView-2 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement.

16.	Disclose the total amount of proceeds to be used to pay off the $40.0 million principal amount of outstanding notes together with accumulated interest and any other payoff fees or penalties.

The disclosure on page 23 has been revised in response to the Staff’s Comment. There are no pay off fees or penalties to be incurred in connection with repayment of the notes. The Company will include the estimated total amount of the required payment in a subsequent amendment to the Registration Statement.
Capitalization, page 24
17.	Please clarify, if true, that the as adjusted basis also gives effect to the reverse stock split mentioned on page five.

The Company notes that once the amount of the reverse stock split has been determined, as noted on page 5, all share amounts included in the Registration Statement, including the Capitalization section, will be adjusted to reflect the split. Since these numbers will be reflected in both the “Actual” and “As

Adjusted” columns, the Company does not believe it would be appropriate or accurate to include this in the list of adjustments described on page 25.
Dilution, page 25
18.	Please quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options.

The disclosure on page 27 has been revised in response to the Staff’s Comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Overview, page 30
19.	Provide enhanced disclosure about the level and nature of your service commitments to the NGA under the NextView contract. Discuss the relationship between your ability to fulfill such commitments and your recognition (with respect to the deferred revenues already received) or receipt (with respect to the monthly payments through July 2009) of revenues. Also assess the extent to which these obligations might prevent, or have prevented, capacity from being available for sale to other defense and intelligence or commercial customers or otherwise impact your revenues and expenses or planned business initiatives. To the extent material, consider adding risk factor disclosure about such commitments.

The disclosure on pages 30 and 31 has been revised in response to the Staff’s Comment.
Revenue, page 30
20.	We note that defense and intelligence revenue (and more specifically, revenue from the NGA) has been growing as a percentage of your total revenues over the last three years while commercial revenue has been correspondingly decreasing. Please provide an assessment of this trend and any material factors contributing to it. Discuss whether, in the view of management, this trend is expected to continue into 2008 and beyond. Identify and evaluate known factors that may materially alter this trend, such as your DAP initiatives if applicable.

The disclosure on page 31 has been revised in response to the Staff’s Comment.

Expenses, page 31
21.	Provide us with more details of the nature of the third-party service provider payments. Tell us why you classify such amounts in selling, general and administrative expenses rather than cost of revenue.

The disclosure on page 33 has been revised in response to the Staff’s Comment to clarify that the third-party service providers are consultants. The consulting expenses disclosed in selling, general and administrative expenses relate to non-revenue generating projects and services provided by third-party consultants, and are not related to the processing the Company’s images. The expenses are therefore recorded in selling, general and administrative expenses.

22.	Please provide enhanced disclosure, including quantitative disclosure to the extent practicable, about the expected substantial increase in depreciation and amortization expenses in 2008 due to the full-year operation of WorldView-1.

The disclosure on page 33 has been revised in response to the Staff’s Comment to reflect the Company’s estimate of the depreciation expense related to its WorldView-1 satellite.

23.	We note your risk factors on pages 15 and 18 regarding efforts to remedy material weaknesses and the increased resources necessary to satisfy your obligations as a public company. Disclose how these factors could impact your expenses and results of operations in the future.

The disclosure on pages 15, 18 and 33 has been revised in response to the Staff’s Comment to disclose how these factors could impact the Company’s expenses and results of operations in the future.
Results of Operations, page 32
24.	Throughout your results of operations disclosure, please provide additional quantitative detail regarding the factors causing changes in line items from year to year. For example, quantify the impacts of your GlobeXplorer acquisition and sales to certain customers or categories of customers as applicable.

The disclosure on pages 37 and 39 has been revised in response to the Staff’s Comment.

25.	Please revise to provide a discussion of your “segment results of operations” for each segment. In this regard, we note that this is your measure of profit or loss for each reportable segment per page F-16.

The Company has a high fixed cost business in which the substantial majority of its total operating expenses are related to shared infrastructure that supports the revenue from each of its individual segments. For the year ended December 31, 2007, 81.7% of the Company’s total costs were unallocated common costs and 5.9% and 12.4% of its total costs were direct segment costs of its defense and intelligence segment and commercial segment, respectively. In addition, the majority of the direct segment costs are fixed and do not fluctuate directly with revenue. The Company’s results of operations discussion addresses the known trends with respect to its costs, including trends in certain segment costs. Accordingly, the Company does not believe that a further discussion of the segment results of operations is appropriate to an understanding of its results of operations.
Liquidity and Capital Resources, page 36
26.	We note on page 36 your belief that following this offering you will have adequate resources to finance your ongoing operations and development activities through the expected WorldView-2 launch in mid-2009. Please provide an assessment of the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350. In discussing long-term liquidity position, please address how the substantial WorldView-2 costs could deplete your available cash, the proceeds of this offering and cash from operations.

The disclosure on page 40 has been revised in response to the Staff’s Comment to provide an assessment of the Company’s ability to meet its long-term liquidity needs.

27.	We note your disclosure on page 37 regarding your use of proceeds for the construction of “related ground systems support software and hardware.” Please clarify whether costs for such construction are included in your estimates on page 36 of the costs to construct, insure and launch WorldView-2. If not, expand your disclosure of these additional construction costs including quantitative disclosure to the extent practicable.

The disclosure on page 40 has been revised to remove the reference to related ground systems support software and hardware, the costs of which are included in the estimates of the costs to construct, insure and launch WorldView-2.
Senior Credit Facility, page 37
28.	Please disclose whether you are compliant with your debt covenants.

The disclosure on page 42 has been revised in response to the Staff’s Comment, to confirm that the Company is in compliance with its debt covenants.

29.	We note that your senior credit facility contains a number of significant restrictions and covenants. Please disclose the impact that such restrictions have had on the ability of your parent company to meet its cash obligations. Refer to Instruction 6 to paragraph Item 303(a) of Regulation S-K.

As discussed in response to Comment No. 76, the Company is not required by Rule 4-08(e)(3) of Regulation S-X to include disclosure of the restrictions on the ability of its subsidiaries to transfer funds to the parent company, and therefore disclosure under Item 303(a) of Regulation S-K is not required.
Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments, page 38
30.	Please include in your table of contractual obligation the interest payments on your senior credit facility.

The disclosure on page 43 has been revised in response to the Staff’s Comment.

31.	With respect to the construction contracts for the remaining estimated costs to construct, launch and insure WorldView-2, please describe contractual provisions that could result in an increase to such costs, if applicable. Provide enough information so that investors can understand any potential material variability in timing or amount of these obligations. Refer to Regulation S-K Item 303(a)(5). Additionally, since these contracts cover only a portion of the estimated costs to construct, insure and launch WorldView-2 as disclosed on page 36, please explain in the liquidity and capital resources discussion the nature of the additional costs and any material risks that they may exceed estimated amounts or the senior credit facility covenant limits mentioned on page 37.

The disclosure on pages 40 and 43 has been revised in response to the Staff’s Comment.
Critical Accounting Polices
Revenue Recognition, page 44
32.	As disclosed under the NextView Agreement, you are required to provide NGA $531 million of imagery solutions from your WorldView-1 satellite. We note NGA paid you $266 million to partially offset the cost of the construction and launch of the WorldView-l satellite. Per your disclosure on page F-7, NGA certified that the WorldView-1 satellite had satisfied the performance metrics under the terms of the NextView Agreement and declared the WorldView-1 satellite to have achieved full operational capability. Please tell us and disclose the contract type, terms, and period of performance of the NextView Agreement. Citing your basis in the accounting literature, please tell us:
•	whether the cost of constructing and launching the WorldView-1 satellite was contractually required and reimbursable under the NextView Agreement and whether it was included in the total contract value as a separate contract line item.

•	why it would be appropriate to recognize revenues over the estimated customer relationship period of 10.5 years, when the contract’s remaining period of performance, inclusive of the extension period, is expected to end on July 2009 per your disclosure herein.

•	whether the full operational capability designation of the WorldView-1 satellite was defined as a milestone under the NextView Agreement for which you would have earned approximately $266 million.

•	what your liability to NGA, if any, would be after July 2009, or upon termination of the contract, assuming you have met all service conditions under the contract.

•	how the amendment to the Next View agreement in January 2008 from image-based ordering to a service level agreement effectively increased the minimum amount to be received under the NextView agreement by $46 million.

•	why you recognize revenues ratably far the remaining $238.0 million under the NextView agreement over the period from January 2008 to July 2009. In this regard, we note on page F-35 that under the service level agreement you are required to meet certain service metrics related to the operational performance of the WorldView-1 satellite and related ground systems. Tell us if and how the service metrics as of each reporting period are measurable.

•	whether renewal of the agreement beyond July 2009 is reasonably assured.
The NextView agreement is an “Other Transaction Agreement” under Title 10, U.S. Code, section 2371 and is comprised of two phases. During Phase I (Pre-FOC), NGA provided funds to allow the Company to develop the systems and technology, including the WorldView-1 satellite that are required to fulfill imagery deliveries under Phase II of the NextView agreement (Post-FOC). Deliveries are currently taking place under Phase II. The amount of Phase I fees is a separate contract item quantified as up to 50% of the allowable costs of developing the NextView system, not to exceed $266 million. Such allowable costs were included in the total contract value, yet separately identified in the NextView agreement approved and accepted by NGA, as follows:
(a) All costs to construct the satellite from third-parties based on cost, including depreciation charges for assets used in the development of the satellite; (b) Direct labor rate plus fringe benefits and overhead; and (c) Intellectual property included to the extent it is required for the performance of development of the asset.

As disclosed on page 46 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Property and Equipment,” and in response to Comments No. 64 and No. 65, allowable costs incurred that are costs of satellite construction were capitalized as construction in progress, while other allowable costs incurred and reimbursable in excess of amounts capitalized in the construction of the Company’s satellites are capitalized as deferred contract costs. Both types of costs were deferred until the WorldView-1 satellite achieved full operational capability.

The Company has considered the guidance contained in EITF 00-21 and SAB 104 in evaluating whether the various components of the NextView agreement constitute separate units of accounting and how revenue from the various components should be recognized. In accordance with EITF 00-21 (paragraph 9), the two phases should not be treated as separate units of accounting. The delivery of Phase I does not have stand-alone value and there is no objective and reliable evidence of fair value to allocate consideration to the separate deliverables in the arrangement. The total arrangement consideration was combined and the appropriate recognition of revenue was then determined for those combined deliverables as a single unit of accounting and recognized over the expected period of imagery delivery (the customer relationship period). Based upon the guidance of SAB 104 Topic 13.A. 3f. Question 1, the Company concluded that the Phase I fees are, in substance, up-front fees. Accordingly, the Company determined that revenue related to Phase I should begin to be recognized upon the completion of the satellite construction and the commencement of Phase II. The ultimate objective of the NextView agreement is for NGA to purchase or obtain access to satellite imagery. As a result, the Phase I fees, totaling $266 million, were not considered a separate unit of accounting and accordingly were recorded as deferred revenue. This prepayment from NGA is being recognized as revenue in the statement of operations ratably over the estimated life of the customer relationship with NGA (currently estimated to be the life of theWorldView-1 satellite, or 10.5 years).

Reaching full operational capability of the WorldView-1 satellite commenced Phase II of the NextView agreement during which imagery and services began to be sold to NGA. Phase II was originally a pay-for-imagery arrangement in which NGA paid for each image delivered, based on area, but has been revised, effective January 1, 2008, to a service level agreement (“SLA”). Under the SLA, the Company provides NGA with access to imagery collected using the bulk of the collection capacity of the WorldView-1 satellite, a license to all non-direct access facility imagery collected by the WorldView-1 satellite, limited and capped amounts of QuickBird satellite imagery from the Company’s ImageLibrary, and limited and capped quantities of “Delayed Archive” services (described below). All deliverables are quantified and capped on a monthly basis. There is no carryover of undelivered elements from month-to-month.

The period of performance under the NextView agreement is January 1, 2008 through July 31, 2009. There are no renewal rights in the current agreement. However, the Company expects, as further discussed below, that an arrangement with NGA will be negotiated before expiration of the NextView agreement.

In addition, in response to the Staff’s Comment:
•	As discussed above, the Phase I fees were reimbursable costs incurred by the Company. The Phase I fees were not refundable to NGA and were included on a separate contract line item as part of the total initial NextView agreement value of $531 million (with the additional funds committed in connection with the revision to an SLA, the current cumulative committed amount has been revised to $577 million).

•	In order to determine the life over which to recognize the deferred Phase I fee revenue, the Company concluded, based on the guidance of SAB 104, that the customer relationship period is the appropriate recognition period. In order to estimate the life of the customer relationship period, the Company considered the contract life of 19 months, as well as other lives, based on the likelihood of post-NextView agreements with NGA. Based on the guidance of footnote 39 of SAB 104, the Company did not believe it was reasonable to use the 19 month contract life, since it expects NGA to renew the current contract with the Company post-NextView agreement expiration. NGA has been purchasing imagery from the Company since 2002 and has purchased an increasing amount of imagery over time. The Company expects NGA to continue to purchase imagery into the foreseeable future. The Company does not believe that NGA would make a $266 million investment in the construction of the WorldView-1 satellite and then exit the relationship after such a short period of time (19 months). Given that the Phase I fees relate to the construction of the systems necessary to fulfill the requirements of the NextView agreement, including the WorldView-1 satellite, the Company believes that the estimated useful life of the satellite is currently the best measure to estimate the customer relationship period. The Company will continue to evaluate the estimated customer relationship period on an annual basis, or more frequently if events indicate a change in the period, and will make adjustments to the amortization period if a change to the estimated life of the customer relationship is necessary.

•	The Phase I fees were in the form of milestone payments that were spread over several years in amounts ranging from $15 million to $101 million per year. Reaching full operational capability was the last of 21 milestones, each of which triggered a milestone payment. The Phase I fee milestone payments were non-refundable once received. The milestones were event based and related to such events as initiation of procurement of long lead time components and reaching full operational capability. As discussed above, the Company did not consider the Phase I fees as earned because the Phase I deliverables are not considered a separate unit of accounting under EITF 00-21.

•	Assuming NGA does not continue the relationship with the Company after July 2009, the Company has agreed to restrict non-NGA access to imagery ("Delayed Archive"). Delayed Archive is an election NGA can make on certain images that causes the Company to indefinitely mask, or hide, the presence of the imagery in its archive, thus preventing any non-NGA customer from being able to view, order or purchase the imagery. The Delayed Archive will not be billed separately as it is part of the monthly SLA fee. The Company will indefinitely continue the Delayed Archive selected images, effectively masking or “hiding” the image from non-NGA customers. The Company, however, has no obligation to deliver images after expiration of the SLA and there is little to no incremental cost in storing these images. As such, the Company believes that this contract provision should not be viewed as a separate performance obligation. In addition, if viewed as a performance obligation, the most appropriate method of recognizing revenue allocable to Delayed Archive service is to defer an amount equal to the fair value of the service each month and recognize the revenue monthly, on a straight line basis through May 31, 2018 (the estimated end of the Company’s relationship with NGA, as based on the life of the WorldView-1 satellite); such amount would be immaterial to the Company.

•	The $46.0 million increase in amounts to be received under the NextView agreement represents the increase in committed NGA funding for Phase II of the NextView agreement to $311.0 million as compared to the previously committed amount of $265.0 million. This increase was negotiated in connection with the change to a SLA arrangement.

•	The Company recognizes the SLA revenue net of any allowances resulting failure to meet certain stated monthly performance metrics. Net revenue is recognized ratably each month because the fee for each month is fixed and non-refundable and is for a defined and fixed level of service each month. The performance metrics are quantified in the Company’s information system each month and relate to such operational measures as delivery timelines, product accuracy, satellite availability, ground system availability and image loss rates. The Company is able to objectively measure its performance against the metrics stated in the NextView agreement. In connection with preparation of its financial statements, the Company meets monthly with NGA’s personnel and reports its performance against the defined performance measures and comes to agreement with NGA on how much of the Company’s $12.5 monthly million fee was earned versus not earned. Any fees not earned each month are recorded as deferred revenue and will be earned at the end of the SLA period by extending the SLA period for no additional charge or as a discount on the next renewal of the NextView agreement.

•	For reasons stated above, namely (a) the long-term relationship the Company has had with NGA dating back to 2002 and (b) $266 million investment NGA has made to assist in the funding of the WorldView-1 satellite, the Company believes it is reasonably assured that NGA will continue the customer relationship with the Company after the expiration of the current NextView agreement. The U.S. government’s public statements and policy decisions to continue to utilize and even expand its reliance upon commercial satellite imagery and the existence of only a few U.S. based commercial satellite imaging companies further substantiate the Company’s belief.
33.	Please revise any reference herein to “minimum amounts” that you agreed to provide or will receive under the NextView Agreement. Please clarify, if true, that NGA’s and your continuing obligations under the contract are contingent upon the availability of appropriated funds from which payment for contract purposes can be made.

The disclosure on pages 30 and 31 has been revised in response to the Staff’s Comment.
Accounting for Stock Options, page 40
34.	For stock options issued during the year ended December 31, 2007, please tell us the date of each option grant, the number of options granted, the grant/exercise price and estimated fair values assigned to each option grant. Tell us the estimated fair value of your underlying common stock for each grant date including how the fair value of your common stock was determined. Provide this information in chronological or with respect to the date of each stock option grant. Provide this information in a similar format for any subsequent issuances (in 2008). Also provide us with your initial public offering price range. In your response, please also address the following:
•	Identify and quantify each factor that contributed to the fair value of the underlying common stock at each grant date.

•	The reasons for any variance between your stock valuation and the expected initial public offering price.
The following table describes the stock options issued during the year ended December 31, 2007 and subsequent issuances in 2008:

	Number of			Estimated
	Options		Estimated	Fair Value
	Granted	Exercise	Fair Value	per Share of
Date of Grant	(000s)	Price	per Option	Common Stock
June 14, 2007	4,308	$4.50	$1.76	$4.50
September 12, 2007	332	4.50	1.57	4.50
January 31, 2008	2,245	5.48	1.84	5.48
March 7, 2008	1,116	5.48	1.83	5.48
March 19, 2008	60	5.48	1.80	5.48
April 17, 2008	163	5.48	1.79	5.48
The fair value of the Company’s common stock is determined by the Company’s Board of Directors and is based upon a recommendation from management. Management recommends a fair value based upon its assessment of a valuation range prepared by a third-party that the Company obtains on a quarterly basis or upon the occurrence of material events.

The following table details a timeline of significant milestones achieved by the Company affecting the estimation of the fair value of the Company’s common stock during 2007 and 2008:

		Fair Value	Option
		of Common	Grant
Key Event Milestone	Date	Stock	Price
Sold 22.2 million shares of common stock in a private placement	December 20, 2006	$4.50	NA
Issued 2.5 million shares of common stock in connection with GlobeXplorer acquisition	January 4, 2007	$4.50	NA
Third-party valuation range provided	March 31, 2007	$4.03-$4.63	NA
Options to purchase 4.308 million shares of common stock granted	June 14, 2007	$4.50	$4.50
Third-party valuation range provided	June 30, 2007	$4.07-$4.68	NA

		Fair Value	Option
		of Common	Grant
Key Event Milestone	Date	Stock	Price
Third-party valuation firm confirms that FOC of WorldView-1 and not its launch was a significant valuation event	September 6, 2007	NA	NA
Options to purchase 332,000 shares of common stock granted	September 12, 2007	$4.50	$4.50
Launch of WorldView-1	September 18, 2007	NA	NA
WorldView-1 reaches FOC	November 16, 2007	NA	NA
Third-party valuation range provided	November 16, 2007	$4.58-$5.53	NA
Board of directors grants management authority to initiate IPO process	January 16, 2008	NA	NA
Options to purchase 2.245 million shares of common stock granted	January 31, 2008	$5.48	$5.48
Third-party valuation range provided	February 29, 2008	$4.77-$5.39	NA
Options to purchase 1.116 million shares of common stock granted	March 7, 2008	$5.48	$5.48
Options to purchase 60,000 shares of common stock granted	March 16, 2008	$5.48	$5.48
Registration Statement filed with SEC	April 14, 2008	NA	NA
Options to purchase 163,000 shares of common stock granted	April 17, 2008	$5.48	$5.48
The Company does not currently have an estimate of its initial public offering price range. The Company will include the remaining information regarding the Company’s initial public offering price range in a subsequent amendment to the Registration Statement and will address the reasons for any variance between its stock valuation and the expected initial public offering price as needed supplementally in connection with such amendment.

35.	Please provide all the applicable disclosures under paragraphs 179-182 of the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

The Company has revised the disclosure in footnote 11 to the financial statements using the recommendations listed in paragraph 179 of the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”) in response to the Staff’s Comment. Additionally, the disclosure on page F-28 has been revised to include the intrinsic value based on the initial public offering price as recommended in paragraph 180 of the Practice Aid Series which will be completed as soon as the initial public offering price range is determined. The Company also notes that it followed the recommendations included in paragraph 181 and paragraph 16 of the Practice Aid regarding the contemporaneous valuation of the options.
Business, page 45
36.	Please disclose your backlog (funded and unfunded) as of the most recent date. Refer to Item 101(c)(1)(viii) of Regulation S-K.

The disclosure on pages 61 and 62 has been revised in response to the Staff’s Comment, to disclose the Company’s backlog.
Market Opportunity, page 45
37.	Please provide us marked copies of the BCC research cited on pages 45 and 46, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been specifically prepared for this filing, file a consent from the party.

In response to the Staff’s Comment, the Company is submitting to the Staff supplementally as Annex C marked copies of the BCC research cited on pages 51 and 52, clearly cross-referencing a statement with the underlying factual support. One of the reports is available from BCC research for a fee and the second report was prepared for the Company. Accordingly, the Company has filed a consent from BCC Research as an exhibit to the Registration Statement.

38.	In much of your disclosure on page 46, you refer to market trends. For example, you note the “U.S. government is increasingly relying on commercial remote sensing space capabilities,” commercial and civil governments “continue to expand their use of satellite imagery,” commercial enterprises are “increasingly using location-based information,” and rapidly developing countries are

“increasingly relying on imagery.” These are merely examples. Please explain to us the basis for these statements and provide us with available support for these market trends. As appropriate, characterize these statements as the company’s belief.

In response to the Staff’s Comment, the Company is submitting to the Staff supplementally as Annex D support for the statements in the Registration Statement referring to market trends. Additionally, in response to the Staff’s Comment, the Company has revised the disclosure on page 2, 52 and 53, to characterize these statements as the Company’s belief.
Competitive Strengths, page 47
39.	We note that you collect four times the number of square kilometers of high resolution imagery per day as your closest competitor. If to your knowledge this fact is expected to be materially altered by the summer 2008 GeoEye launch, please appropriately qualify your statement.

The disclosure on pages 2 and 53 has been revised in response to the Staff’s Comment. In addition, the Company has revised the disclosure on page 9 to address this risk more directly.

40.	We note your belief that your ImageLibrary houses “the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available.” To the extent practicable, please provide more information about your competitors’ comparable offerings so that potential investors can assess your market share in this area.

The Company does not have verifiable information to describe such comparable offerings and therefore, the Company does not believe it is practicable to revise the disclosure to include information on its competitors’ offerings. However, the Company has revised the disclosure on page 62 to disclose that many of the Company’s competitors provide comparable offerings.
Facilities, page 56
41.	Please provide the disclosure required by Regulation S-K Item 102 regarding your ground station facilities in Norway and Alaska. Alternatively, advise us why such disclosure is not required.

The disclosure on page 62 has been revised in response to the Staff’s Comment.

Management, page 57
42.	When you have determined who will be appointed as additional directors, please include the information required by Regulation S-K Item 401(a) for such persons. Additionally, refer to Rule 438 of Regulation C and file consents of all such persons who do not sign the registration statement.

The Company is in the process of identifying additional directors that it anticipates will be appointed prior to the commencement of the offering, however, as of the date of the Registration Statement, none has yet been so appointed. The Company will include all information required by Item 401(a) of Regulation S-K regarding additional directors and will file a dated and signed consent from each such director in subsequent amendments to the Registration Statement when they are so appointed.
Compensation Discussion and Analysis, page 62
Use of Compensation Consultant, page 62
43.	Please clarify how “research from annual proxy statements of companies considered to be our peers” was used in addition to the peer group analysis. If these companies were different than the identified members of the peer group, identify them if they were used to benchmark any component of compensation.

The disclosure on pages 70 has been revised in response to the Staff’s Comment to clarify that the research from the annual proxy statements was part of the peer group analysis. Disclosure regarding surveys used in preparing the compensation report has also been added.

44.	We note your reference to the tier structure. Based on your description, it appears that Mr. Spruill and Mr. Smith would be Tier III and Mr. Scott and Mr. Tremblay would be Tier II. Despite this, all four of the named executive officers received the same base salary and non-equity incentive plan compensation in 2007. Please further explain how the tier structure affects executive officer compensation.

The disclosure on page 70 has been revised in response to the Staff’s Comment.

45.	We note that the compensation report found that base salaries and annual bonus targets were “largely in line with the market, although there were certain exceptions.” Explain what “in line with the market” means by reference to percentiles. Also identify any material exceptions with respect to your named executive officers.

The disclosure on page 70 has been revised in response to the Staff’s Comment.

Success Sharing Plan, page 64
46.	As currently drafted, your disclosure in this section is difficult to understand. For example, you use the term “targeted operating earnings” to describe targets as well as actual results. We encourage you to revise this section so that potential investors can better assess how the 2007 Success Sharing Plan operated and resulted in compensation earned in 2007 for each named executive officer.

The disclosure on pages 71 and 72 has been revised in response to the Staff’s Comment.

47.	Please disclose the grant date and number of options awarded to each named executive officer for performance in 2007 under the 2007 Success Sharing Plan. See Instruction 2 to Item 402(b).

The disclosure on page 72 has been revised in response to the Staff’s Comment.
Equity Incentives, page 65
48.	Please describe how the 2006 Management Bonus Plan and performance against targets resulted in the stock option grants made during 2007 to named executive officers. Ensure that you provide enough information to explain why different named executive officers received different amounts. See instruction 2 to Item 402(b).

The disclosure on page 73 has been revised in response to the Staff’s Comment.
Grants of Plan-Based Awards in Year 2007, page 67
49.	Please add additional lines to your table to clarify that the grant dates are related to the option award information, not the non-equity incentive plan award information. Refer to Instruction 1 to Regulation S-K Item 402(d).

The disclosure on page 75 has been revised in response to the Staff’s Comment to clearly indicate that the information relates to two different plans.
Outstanding Equity Awards at Year-End 2007, page 68
50.	Although the footnotes to the table set forth the vesting schedules of the stock option awards, without disclosure of the option grant dates, it does not appear that you have complied with Instruction 2 to Item 402(f)(2). Please disclose by footnote to the applicable columns the vesting dates of stock option awards held at fiscal year end.

The disclosure on page 76 has been revised in response to the Staff’s Comment.
Potential Payments Upon Termination or Change in Control, page 70
51.	Please summarize the definitions of “change in control” under the Ms. Smith’s employment, the executives’ severance agreements and the Sale Bonus Plan.

The disclosure on pages 78, 79 and 80 has been revised in response to the Staff’s Comment.
Certain Relationships and Related Party Transactions, page 73
52.	Please expand your description of the stockholders’ agreement to identify the related persons who are parties thereto and to describe the material terms of the agreement. Clarify what provisions of the agreement will continue to be effective following the offering. For example, clarify whether parties to that agreement will still have rights to appoint directors.

The disclosure on page 82 has been revised in response to the Staff’s Comment and new disclosure has been added regarding the right to appoint directors.

53.	With respect to the Ball Corporation and Hitachi transactions, please disclose the approximate dollar amounts involved in the transactions including amounts committed to be paid or received by you in the future. Disclose other material terms of the contracts, such as the durations of the contracts, so that investors can further understand the extent of the relationships.

The disclosure on pages 82 and 83 has been revised in response to the Staff’s Comment. Some of the information identified in the Comment, such as the dollar amounts of future payments under these contracts and other material terms, are subject to the Company’s pending confidential treatment request.

54.	Please expand your disclosure regarding Morgan Stanley to mention its role in and expected compensation from this offering.

The disclosure on page 83 has been revised in response to the Staff’s Comment.

55.	Please provide the information required by Regulation S-K Item 404(b) regarding review, approval and ratification of transactions with related persons.

The disclosure on page 84 has been revised in response to the Staff’s Comment.

Principal and Selling Stockholders, page 75
56.	When you have determined who the selling stockholders will be, please tell us whether any selling stockholder is a broker-dealer or affiliated with a broker-dealer. If any such selling stockholder is a broker-dealer, you must identify such person as an underwriter. If any such selling stockholder is an affiliate of a broker-dealer, please revise your prospectus to state, if true, that:
•	such seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
As noted in response to Comment No. 1, the Company will include information regarding the selling stockholders in a subsequent amendment to the Registration Statement. To the extent any of the selling stockholders is a broker-dealer, the Company will provide the information requested by the Staff’s Comment.
Description of Capital Stock, page 77
57.	The numbers of outstanding common shares and stock options on the top of page 77 are inconsistent with your disclosure on page five and elsewhere. Please revise as appropriate. Additionally, when disclosing your outstanding options please include the options granted after December 31, 2007. We also note that you have not disclosed the options granted after December 31, 2007 in other places of your registration statement, such as the Shares Eligible for Future Sale section of the prospectus and Item 15 of Part II regarding recent sales of unregistered securities. Please revise as appropriate.

The disclosure on page 87 has been revised in response to the Staff’s Comment. Additionally, disclosure in appropriate places throughout the Registration Statement has been revised to include options granted through March 31, 2008, except for the disclosure in Part II, Item 15, where this information has been provided through the date of the Registration Statement.
Shares Eligible for Future Sale, page 82
58.	If material, include disclosure of the total number of shares that will be subject to registration rights following the offering.

The disclosure on page 94 has been revised in response to the Staff’s Comment.
Underwriters, page 86
59.	Please provide in this section the underwriters’ compensation information required by Regulation S-K Item 508(e).

The disclosure on page 100 has been revised in response to the Staff’s Comment.

60.	Please provide the information required by Regulation S-K Item 508(f) regarding Morgan Stanley’s board representation. In addition, disclose the repayment of $20.0 million of senior subordinated notes held by an affiliate of Morgan Stanley with the proceeds of the offering.

The disclosure on page 100 has been revised in response to the Staff’s Comment.
Consolidated Financial Statements
Consolidated Balance Sheets, page F-4
61.	Tell us the nature of the significant increase in accounts receivable, net when compared with the preceding year. If receivables include amounts due under long-term contracts, please disclose the information required by Rule 5-02(3)(c) of Regulation S-X.

The increase in accounts receivable, net is due to the fulfillment of increased NGA orders as a result of the WorldView-1 satellite becoming fully operational in the fourth quarter of 2007. The Company does not have any long-term contracts under the percentage of completion or completed contract basis of accounting. Therefore no information is required to be disclosed under Rule 5-02(3)(c) of Regulation S-X.
Consolidated Statements of Cash Flows, page F-5
62.	We note your presentation of deferred contract costs and deferred contract costs related party within operating activities. Tell us why you believe such classification in operating rather than investing activities is appropriate. Refer to paragraph 24 of SFAS 95 in your response. Similarly address the deferred lease incentive and aerial image library.

Paragraph 24 of SFAS 95 relates to the classification of expenditures as cash flows from operations, financing or investing activities depending on the purpose of the expenditure. The Company believes that deferred contract costs, deferred contract costs related party, deferred lease incentive and aerial image library are all operating activities as described below.

Deferred contract costs are reimbursable costs that are not subject to capitalization and are directly related to the earnings process of specific revenue contracts. Accordingly, these costs were deferred along with the related deferred revenue in accordance with SAB 104, as more fully described in response to Comment No. 65.

Deferred contract costs related party are direct costs incurred on the fulfillment of deliverables to the Company’s DAP customers. Accordingly, these costs were deferred along with the related deferred revenue in accordance with SAB 104 as more fully described in the response to Comment No. 68. As such, the Company does not believe that cash activity from related party is related to the acquisition of productive assets and therefore classifies such cash activities as operating cash flows.

Deferred lease incentives are directly related to the Company’s lease expense, which is an operating expense item.

The aerial image library is properly treated as a current asset as described in more detail in response Comment No. 63 below. The Company believes that the cash flow related to purchases of aerial imagery is appropriately categorized as an operating use of cash.
Note 2: Summary of Significant Accounting Policies
Aerial Image Library, page F-8
63.	Tell us why your aerial image library is classified as a current asset considering it is being amortized over a two-year period. Is the long-term portion included within “other assets, net” on the consolidated balance sheets?

The Company has revised the disclosure on page F-10 in response to the Staff’s Comment, to clarify the nature of its aerial image library and added disclosures stating that the aerial image library, like some manufacturers’ inventory, is not as liquid as other current assets. The Company believes that the current asset classification of the library is appropriate as its entire aerial image library is available for immediate sale and is analogous to that of other registrants who classify inventory balances as current. Given the accelerated amortization methodology the Company utilizes, the portion of the aerial image library that may be characterized as non-current (less than $2.0 million) would not be material to the Company’s balance sheet and no portion, is included in other assets, net. The Company believes that it is appropriate to capitalize such costs as they represent the direct cost of contracting with third-parties to collect aerial imagery and the direct costs of converting that data into aerial image products held for resale.
Property and Equipment, page F-8
64.	We note that you capitalize internal direct labor costs incurred in the construction and development as well as depreciation costs related to assets which support the construction and development of the satellite and related ground systems. Provide us with more details of the nature of the costs that you are capitalizing and tell us why you believe it is appropriate to capitalize such costs.

The Company capitalizes internal direct labor costs incurred in the construction of its satellites and related ground systems, based on detailed time records in accordance with the broad concepts of CON No. 5 and CON No. 6. Since the operation of satellites and the related ground systems require a significant amount of software, the Company capitalizes internal direct labor costs associated with the development of software for internal use and incurred during the application development stage in accordance with guidance provided by AICPA Statement of Position 98-1 (“SOP 98-1”). The costs of internal direct labor capitalized representing the direct labor hours incurred is comprised of (a) actual labor dollars for the respective employee and (b) payroll related costs, such as employer related taxes, paid time off and health benefits.

The Company capitalizes depreciation costs related to assets which support the construction and development of its satellite, based on detailed fixed asset records which specify the departments utilizing such assets. Depreciation costs incurred upon fixed assets that are assigned to departments dedicated to the development and construction of the WorldView-1 satellite and related ground system are capitalized either entirely (in the case of fully dedicated departments) or proportionately, based on a systematic allocation methodology (in the case of departments partially dedicated). The capitalization of such costs is done in this manner, based on the broad concepts of CON 6. As such, the capitalization of depreciation of supporting assets relates only to assets that are utilized in the physical construction while depreciation incurred on supporting assets utilized in the development of software for internal use is expensed.
Deferred Contract Costs, page F-9
65.	We note that certain direct and incremental costs incurred in the construction and development of the WorldView-1 satellite appeared to be required and reimbursable under the NextView Agreement. Please:
•	Tell us in detail of the nature of the costs.

•	Tell us why you believe it was appropriate to capitalize the deferred costs considering you received reimbursement for such costs.

•	Further, tell us why you believe it is appropriate to amortize such costs over the estimated customer relationship.

•	Finally, tell us how these costs differ from those included in your satellite costs within property and equipment.
Please refer to your basis in the accounting literature.

As discussed in response to Comment No. 32, NGA reimburses the Company for certain “allowable costs” incurred in the Pre-FOC period of the NextView agreement. Amounts capitalized as deferred contract costs that are related to the Pre-FOC period, include certain overhead costs, primarily related to costs incurred in the security and information security departments supporting the construction of the satellite. These costs, as separately classified on the Company’s balance sheet, are costs that would normally be expensed, absent the reimbursement arrangement with NGA. As the reimbursements for such costs are included in amounts deferred as part of Pre-FOC revenues, the Company believes that it is appropriate to capitalize these costs by analogy to the capitalization standards under government contract accounting which states that certain indirect costs of government contracts may be capitalized to the extent they are reimbursable by the government. Such costs would be capitalized as deferred contract costs under section 3.05 and 3.07 of the AICPA Government Contractor Guide. The Company determined that it was appropriate to amortize these costs over the customer relationship period to appropriately match the recognition of the deferred revenue and deferred costs over the same period. This is consistent with the guidance provided in SAB 104 Topic 13.A.3f. Question 5.

As disclosed on page 46 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Property and Equipment,” normal costs of the Company’s satellites include external costs incurred in the construction and development of the satellite, capitalized interest, internal direct labor costs (based on detailed time records) and related employee fringe costs representing employee benefits.

66.	Tell us if you accorded the same accounting treatment to costs incurred in excess of NGA’s reimbursements, if any.

Costs incurred in excess of NGA’s reimbursements were not capitalized as they were not direct and incremental costs associated with the construction of the satellite and were expensed as incurred.

67.	For any arrangements that contain provisions that you will be reimbursed for any costs incurred under such arrangements, tell us in detail about these reimbursement provisions. Further, tell us how you are accounting for them and refer to your basis in the accounting literature.

Other than the reimbursable costs discussed in response to Comment No. 65, the Company has no other arrangements that contain provisions for which it will be reimbursed for any costs incurred.
Revenue Recognition, page F-10
68.	We note that for your multiple deliverable arrangements you allocate revenue to the various deliverables based on their relative fair values. Tell us how you meet all of the criteria in paragraph 9 of EITF 00-21 for each of these units.

The Company has revised this disclosure, as discussed in more detail below, to clarify that it does not view various elements disclosed in the prior filing of the Registration Statement (imagery, hardware, enhanced production, web hosting and product support) as separate units of accounting under EITF 00-21. The Company evaluates various deliverables in its sales arrangements in light of EITF 00-21.
In response to the Staff’s Comment, the Company provides the following:
For the purposes of evaluating the appropriate revenue recognition methodology, the Company categorizes the various types of sales arrangements that exist in its business, as follows:
•	Category A: Sales of imagery. This revenue is disclosed in the Registration Statement as licenses revenue.

•	Category B: Sales of imagery bundled with hardware, software and support (direct access program and related facilities). This revenue is disclosed in the Registration Statement as deferred revenue – direct access program and direct access facility (DAF) sales.

•	Category C: NGA SLA. This revenue is disclosed in the Registration Statement as service level agreements.

•	Category D: Sales of subscriptions and subscription-type arrangements. This revenue is disclosed in the Registration Statement as subscriptions.
Category A: Sales of imagery:
The Company’s imagery sales arrangements include a set measure of delivery, such as square kilometers and have fixed homogenous pricing (e.g., $3.00 per square kilometer delivered). For these types of arrangements, the accounting unit under EITF 00-21 is considered to be the stated unit of the deliverable (e.g., a square kilometer) and revenue recognized is based on the price per delivered unit. For these arrangements the Company assesses the criteria of paragraph 9 of EITF 00-21 as follows:
•	Paragraph 9 a.: Each image delivered to the customer has stand-alone value to the customer as individual images are licensed and may be used as delivered.

•	Paragraph 9 b.: There is objective evidence of fair value in the unit price charged to the customer because there are no other accounting elements to consider from a fair value allocation perspective.

•	Paragraph 9 c.: These arrangements do not include general rights of return of delivered items, delivery of any undelivered items (i.e. additional imagery deliveries) is considered probable and is substantially in the Company’s control.
Imagery sales may also include enhanced production (enhancement of the image such as orthorectification), which the Company previously disclosed as an element it evaluated relative to EITF 00-21. The Company concluded that enhanced production is not a unit of accounting because it is delivered with the image and does not have stand-alone value.
Category B: Imagery bundled with hardware, software and support
The Company has one sales arrangement that includes the sale of imagery plus other deliverables such as hardware, software, support or services under its direct access program. Sales under the direct access program include construction of the direct access facility (hardware, software and support) and an arrangement to allow the customer access to the satellite to task and download imagery.
The Company has not recognized any revenue from its only direct access facility contract (with Hitachi) to date because the direct access facility (hardware and software) that is currently under construction is not a separate unit of accounting under EITF 00-21, based on the following criteria of paragraph 9 of EITF 00-21:
•	Paragraph 9 a.: The direct access facility is of no use to the customer until the satellite reaches FOC and the customer can commence accessing data from the satellite. The Company has never sold a direct assess facility on a stand-alone basis and has no plans to do so. In addition, the customer has no ability to sell the facility because they do not possess such rights to the intellectual property necessary for the facility to function.
Accordingly, this arrangement has been treated as a single unit of accounting and all funds received from Hitachi for the construction of the direct access facility have been recorded as deferred revenue.
Category C: NGA SLA

Please see the Company’s response to Comment No. 32 for discussion of how the Company evaluated EITF 00-21 relative to the SLA.
Category D: Sales of subscription and subscription-type arrangements
Subscriptions as described more fully in response to Comment No. 69 are treated as service arrangements with one unit of accounting for purposes of EITF 00-21. The unit of accounting is time based and revenue is recognized ratably over the subscription period. For subscription-type arrangements for sale of web based product access, the only unit of accounting is the product access, or “clicks.”
69.	We note that you may recognize revenues from subscriptions based on actual product usage. Please provide us with more details of the terms of the arrangement including how you measure usage and how you recognize the revenue.

The disclosure on page F-13 has been revised to clarify that the Company sells time based subscriptions to its online products, such as ImageConnect. These arrangements allow customers to access the Company’s products via the internet for a set period of time and for a set fee. Revenue from these arrangements is recognized ratably over the subscription period. In addition, the Company has other subscription-type arrangements in which customers prepay for a set number of product access units (for instance each time a user clicks on an image of their home). Each time a product access unit is consumed, a portion of the customer’s prepayment is earned. These prepayments are recorded as deferred revenue when received and the revenue is recognized based on the number of access units consumed, which the Company can measure in its information systems.
Deferred Revenue, page F-11
70.	We note your statement that under your Direct Access Program, customers are allowed to control the WorldView-1 satellite. Provide us with more details of these arrangements. Tell us how you considered EITF 01-8, specifically paragraph 12.

The disclosure on page F-13 has been revised to provide more details of the direct access program arrangements and to remove the word “control.” Customers in the Company’s direct access program will have contracts for the purchase of a limited amount of minutes per month as a measure of the amount of time and over what part of the world they may send instructions to the satellite and then directly download imagery and preclude the Company’s access to the imagery. The Company has ultimate control of the satellite since it has the power to prevent access to the satellite and since it approves each tasking plan submitted by direct access program customers before instructions to the satellite are submitted. The only current direct access program customer, Hitachi, will not be receiving enough of the output of the satellite to constitute a lease based on the criteria in paragraph 12 of EITF 01-8 and does not have physical access to the asset or ultimate control over its use, other than in very limited amounts.

71.	Regarding your distribution agreement with Hitachi and your Direct Access Facility sales, please revise to disclose the expected estimated customer relationship periods and tell us in detail how those periods were determined.

The disclosure on page F-12 and F-13 has been revised in response to the Staff’s Comment. The Company cannot currently determine the term, since it plans to use the estimated useful life of the WorldView-2 satellite, which cannot be estimated until the satellite reaches full operational capacity. Similar to the NextView agreement, the Company believes that the estimated useful life of the WorldView-2 satellite will prove to be the best measure of the estimated customer relationship life, and believes that Hitachi will renew the contract after the initial term.
Satellite Insurance, page F-11
72.	We note that you capitalized a portion of the WorldView-1 insurance premiums corresponding to the period prior to the satellite reaching full operational capability. Please confirm that no portion of your satellite was operational or generating revenues during the period prior to reaching full operational capability and that you only capitalized insurance costs related to the in-orbit testing period. Please revise your disclosures accordingly.

The Company confirms that no portion of its satellite was generating revenues during the period prior to reaching full operational capability. The WorldView-1 satellite was in orbit and was being calibrated and tested from the date of launch until the date it achieved full operational capability. The disclosure on page F-14 has been revised in response to the Staff’s Comment to clarify the portion of insurance capitalized.
Note 3: Information on Industry Segments and Major Customers, page F-15
73.	We note your statement that there are no significant identifiable assets specifically dedicated to either segment. Please tell us your basis for not allocating goodwill to either reportable segment. Refer to paragraph 45 of SFAS 142.

The disclosure on page F-11 has been revised in response to the Staff’s Comment to indicate that goodwill and intangible assets are attributable to the Company’s commercial segment.

Note 4: Adoption of SAB 108, page F-17
74.	Please revise to provide the disclosures required by paragraph 26 of SFAS 154.

In accordance with SAB 108, the Company has appropriately performed the “dual approach” analysis to account for financial statement errors. The Company has restated the previous five years financial statements, adjusting the carrying value of assets and liabilities, with the offsetting adjustment being booked to the statement of operations in the respective year of the adjustment.

The Company believes that the financial statement disclosures currently provided are consistent with SAB 108 guidance (specifically the responses to Comment No. 3) and guidance provided in footnote 6 of SAB 108, which states the following:
If a registrant’s initial registration statement is not effective on or before November 15, 2006, and the registrant’s prior year(s) financial statements are materially misstated based on consideration of the guidance in this Staff Accounting Bulletin, the prior year financial statements should be restated in accordance with Statement 154, paragraph 25.
As the Company is a first time registrant and restated the previous five years of financial statements, the Company believes that the disclosures noted in paragraph 26 of SFAS 154 are not relevant, as all previous periods have been adjusted to reflect the appropriate amounts and this is the first time these financial statement amounts have been included in the public domain. The Company has qualitatively disclosed the nature of the related adjustments in Note 5 of the consolidated financial statements. For the purposes of informing the Staff as to the quantitative impact of the SAB 108 adjustments, the following table presents the income statement impact of adjustments made by the Company:
SAB 108 P&L Adjustments
increases (decreases)

	2005	%	2006	%
		(dollars in millions)
Revenue	(2.9)	(4%)	(3.2)	(3%)
Selling, general and administrative	(2.0)	(5%)	(2.6)	(7%)
Depreciation and amortization	0.5	1%	—	—
Loss on disposal of assets	(0.4)	(25%)	—	—

Change in net income (loss)	$(1.0)	4%	$(0.6)	(6%)
Note 5: Property and Equipment, page F-18
75.	We note that you extended the estimated operational life of QuickBird, which lowered depreciation. Please revise to provide the disclosures required by paragraph 22 of SFAS 154.

The disclosure on page F-21 has been revised in response to the Staff’s Comment to include the requirements of paragraph 22 of SFAS 154.
Note 7: Debt, page F-21
76.	We note that there are certain restrictions and covenants under your senior credit facility that restrict the ability of your subsidiaries to pay dividends or to make other payments to you. Please provide Schedule I-Condensed financial information of registrant as required by Rule 5-04 of Regulation S-X.

The Company believes that Schedule I “Condensed Financial Information of Registrant” is not required, since restricted net assets of the Company’s consolidated subsidiaries calculated in accordance with Rules 4-08(e)(3) and 5-04 of Regulation S-X is $6.8 million and is less than 1% of consolidated net assets as of the end of the most recently completed fiscal year and, accordingly, under Rule 5-04, the schedule is not required to be filed.
Note 20: Subsequent Events, page F-34
77.	Disclose the fixed monthly fee that NGA will be charged under the service level agreement.

The disclosure on page F-40 has been revised in response to the Staff’s Comment.

78.	We note under the new service level agreement that you are required to make a substantial portion of the image tasking capacity of the WorldView-1 satellite available to NGA. Tell us how you considered EITF 01-8 regarding this modified arrangement.

The Company has evaluated the NextView agreement to determine if it contains a lease pursuant to EITF 01-8. Since the NextView agreement explicitly allows for NGA orders to be fulfilled with satellites other than WorldView-1 and the Company has the ability to fulfill orders with other satellites, including its QuickBird satellite currently in operation, based on the guidance of paragraph 10 of EITF 01-8, the Company does not believe that the NextView agreement contains a lease of any asset to NGA.
Alternate Pages for Agency Prospectus
79.	In the Plan of Distribution section of the agency prospectus, please disclose (or cross-reference disclosure of) Morgan Stanley’s relationship with you, by security holdings and otherwise, including any arrangements with respect to the use of this agency prospectus.

The Company confirms that there are no arrangements or agreements in existence with respect to the use of the agency prospectus. Morgan Stanley & Co. Incorporated intends to use the agency prospectus in connection with transactions involving the Company’s shares with its customers after the completion of the initial public offering.
Part II
Item 16. Exhibits and Financial Statements
80.	Please file as exhibits the agreements and/or instruments related to the $40 million of senior subordinated notes and the February 2008 issuance thereof. Refer to Regulation S-K Item 601(b)(14)(ii)(A).

In response to the Staff’s Comment, the Company has filed as exhibit 10.23 the agreement governing the senior subordinated notes due April 18, 2012.

81.	We will provide any comments on your application for confidential treatment for portions of your exhibits by separate letter. Please note that comments on the confidential treatment request may impact disclosure in the prospectus. Furthermore, the effectiveness of the registration statement depends on, among other things, the completion of the confidential treatment application.

The Company notes that comments on the Company’s application for confidential treatment for portions of the exhibits to the Registration Statement will be provided by separate letter and that these comments may impact disclosure in the prospectus. The Company further notes that the effectiveness of the Registration Statement depends on, among other things, the completion of the confidential treatment application.
* * * * *
               Please contact the undersigned at (212) 735-4112 or Courtney A. Dinsmore at (212) 735-3766 should you require further information or have any questions.
Very truly yours,
/s/Richard B. Aftanas
Richard B. Aftanas

cc:	J. Alison Alfers
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO 80503

John Harrington, Attorney-Adviser
Kathleen Kerbs, Special Counsel
Dean Suehiro, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Richard D. Truesdell, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Courtney A. Dinsmore
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY, 10036